FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 2, 2011


--------------------------------------------------------------------------------

RICOH                                                         February 2, 2011

                               QUARTERLY REPORT

                      Nine months ended December 31, 2010
        Results for the Period from April 1, 2010 to December 31, 2010
                     Three months ended December 31, 2010
       Results for the Period from October 1, 2010 to December 31, 2010

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2009, 2010 and Year ending March 31, 2011 (Forecast)

                                                                                                      (Billions of yen)
------------------------------------------------------------------------------------------------  ---------------------
                                                 Third Quarter ended Third Quarter ended           Year ending
                                                  December 31, 2010   December 31, 2009           March 31, 2011
                                                       Results             Results        Change     Forecast    Change
------------------------------------------------------------------------------------------------  ---------------------
  Domestic sales                                         649.4               626.5          3.7%       920.0       5.0%
  Overseas sales                                         789.6               848.2         -6.9%     1,100.0      -3.5%
Net sales                                              1,439.0             1,474.7         -2.4%     2,020.0       0.2%
Gross profit                                             599.4               608.4         -1.5%       825.0       0.3%
Operating income                                          53.9                37.7         43.1%        85.0      28.8%
Income before income taxes                                41.3                30.8         34.1%        75.0      30.4%
Net income attributable to Ricoh Company, Ltd.            20.3                14.4         41.1%        35.0      25.6%
------------------------------------------------------------------------------------------------  ---------------------
Exchange rate (Yen/US$)                                  86.90               93.62        -6.72        85.18      -7.73
Exchange rate (Yen/EURO)                                113.53              133.03       -19.50       112.65     -18.56
------------------------------------------------------------------------------------------------  ---------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                     28.03               19.87         8.16        48.24       9.83
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   27.30               19.32         7.98        47.34       9.98
------------------------------------------------------------------------------------------------  ---------------------
Cash flows from operating activities                      74.3               108.9        -34.5           --         --
Cash flows from investing activities                     -64.1               -66.7          2.5           --         --
Cash flows from financing activities                     -92.6               -81.9        -10.7           --         --
Cash and cash equivalents at end of period               147.8               217.1        -69.3           --         --
------------------------------------------------------------------------------------------------  ---------------------
Capital expenditures                                      48.6                48.3          0.3         72.0        5.0
Depreciation for tangible fixed assets                    50.1                51.8         -1.7         67.0       -3.3
R&D expenditures                                          81.3                81.8         -0.5        112.0        2.1
------------------------------------------------------------------------------------------------  ---------------------

------------------------------------------------------------------------------------------------
                                                  December 31, 2010    March 31, 2010     Change
------------------------------------------------------------------------------------------------
Total assets                                           2,191.0             2,383.9        -192.9
Ricoh Company, Ltd. shareholders' equity                 907.5               973.3         -65.7
Interest-bearing debt                                    627.8               684.4         -56.5
------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio
  (%)                                                     41.4                40.8           0.6
------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per
  share (yen)                                         1,250.96            1,341.45        -90.49
------------------------------------------------------------------------------------------------

(2)  Three months ended December 31, 2009 and 2010

----------------------------------------------------------------------------------------------
                                                 Three months ended Three months ended
                                                 December 31, 2010  December 31, 2009
                                                      Results            Results        Change
----------------------------------------------------------------------------------------------
   Domestic sales                                        210.3              204.8         2.7%
   Overseas sales                                        257.8              281.1        -8.3%
Net sales                                                468.1              485.9        -3.7%
Gross profit                                             196.5              210.2        -6.5%
Operating income                                          15.9               23.7       -32.7%
Income before income taxes                                13.2               24.0       -44.8%
Net income attributable to Ricoh Company, Ltd.             7.8               12.6       -37.9%
----------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                  82.66              89.75       -7.09
Exchange rate (Yen/EURO)                                112.30             132.60      -20.30
----------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                     10.79              17.38       -6.59
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   10.54              16.91       -6.37
----------------------------------------------------------------------------------------------
Capital expenditures                                       9.1                9.8        -0.7
Depreciation for tangible fixed assets                    16.7               17.8        -1.1
R&D expenditures                                          27.3               25.8         1.4
----------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

*  The Company bases the forecast estimates for the fiscal year ending
   March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2010 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2010 TO DECEMBER 31, 2010

(1) Operating Results

                                                              (Millions of yen)
--------------------------------------------------------------------------------
                                         Third Quarter ended Third Quarter ended
                                          December 31, 2010   December 31, 2009
--------------------------------------------------------------------------------
Net sales                                     1,439,051           1,474,731
   (% change from the previous
     corresponding period)                         -2.4                -5.9
Operating income                                 53,989              37,732
   (% change from the previous
     corresponding period)                         43.1               -56.3
Income before income taxes                       41,344              30,823
   (% change from the previous
     corresponding period)                         34.1               -48.7
Net income attributable to Ricoh
  Company, Ltd.                                  20,340              14,416
   (% change from the previous
     corresponding period)                         41.1               -51.2
Net income attributable to Ricoh
  Company, Ltd. shareholders per
  share-basic (yen)                               28.03               19.87
Net income attributable to Ricoh
  Company, Ltd. shareholders per
  share-diluted (yen)                             27.30               19.32
--------------------------------------------------------------------------------

(2) Financial Position

                                                             (Millions of yen)
  ----------------------------------------------------------------------------
                                           December 31, 2010   March 31, 2010
  ----------------------------------------------------------------------------
  Total assets                                 2,191,006         2,383,943
  Total equity                                   960,207         1,023,874
  Ricoh Company, Ltd. shareholders' equity       907,592           973,341
  Ricoh Company, Ltd. shareholders'
    equity ratio (%)                                41.4              40.8
  Ricoh Company, Ltd. shareholders'
    equity per share (yen)                      1,250.96          1,341.45
  ----------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

 -----------------------------------------------------------------------------
                                                 Year ended      Year ending
                                               March 31, 2010   March 31, 2011
                                                 (Results)        (Forecast)
 -----------------------------------------------------------------------------
 Cash dividends, applicable to the year (yen)      33.00            33.00
    Interim (yen)                                  16.50            16.50
    Year-end (yen)                                 16.50            16.50
 -----------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2010 TO MARCH 31, 2011

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                                 Year ending
                                                               March 31, 2011
-------------------------------------------------------------------------------
Net sales                                                         2,020,000
Operating income                                                     85,000
Income before income taxes                                           75,000
Net income attributable to Ricoh Company, Ltd.                       35,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                     48.24
-------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: No

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Changes in accounting method: Yes

*   For details see "4. Others" on page 5.

(3) Number of common stock outstanding (including treasury stock):

As of December 31, 2010  744,912,078 shares  As of March 31, 2010  744,912,078 shares

(4) Number of treasury stock:

As of December 31, 2010  19,395,128 shares  As of March 31, 2010  19,320,723 shares

(5) Average number of common stock:

As of December 31, 2010  725,570,022 shares  As of December 31, 2009  725,624,044 shares


CONSOLIDATED PERFORMANCE

1.  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the 9 months of fiscal year 2010 (9 months period from April 1, 2010 to December 31, 2010) decreased by 2.4% as compared to the previous corresponding period, to Yen 1,439.0 billion. During this period, the average yen exchange rates were Yen 86.90 against the U.S. dollar (up Yen 6.72) and Yen 113.53 against the Euro (up Yen 19.50). Net sales would have increased by 3.3% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy had shown some moderate recovery from the second half of the previous year. However, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as decline of the stock market. Despite the severe situation, domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other increased from the previous corresponding period. Consequently, overall sales in Japan increased by 3.7% as compared to the previous corresponding period.

As for the overseas economy, in the Americas, unpredictable situation remained despite the recovery in individual consumption and capital investment in America. In Europe, although the economy had shown recovery trend partially due to the increase of European export to other regions derived from the depreciation of the Euro, it remained uncertain due to financial crisis and employment insecurity in some countries. In Other, comprised of China, South East Asia and Oceania, the emerging markets including China and India achieved strong growth. Ricoh continued to be in the severe business environment in Europe due to the appreciation of the Yen.

As for overseas sales, although sales in the Americas, due to the appreciation of the Yen against the U.S. dollar, decreased by 6.5% (+0.8%, excluding foreign currency exchange fluctuation) and sales in Europe, due to the sharp appreciation of the Yen against the Euro, decreased by 11.1% (+3.8%, excluding foreign currency exchange fluctuation), sales in Other, comprised of China, South East Asia and Oceania, increased by 7.0% (+11.2%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 6.9% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 3.1% as compared to the previous corresponding period.

Gross profit, despite the increased sales of value-added high-margin products in addition to ongoing cost reduction, decreased by 1.5% as compared to the previous corresponding period, to Yen 599.4 billion due to the appreciation of the Yen.

Group-wide cost reduction efforts contributed largely to a decline in selling, general and administrative expenses. Consequently, selling, general and administrative expenses decreased by 4.4% as compared to the previous corresponding period, to Yen 545.4 billion.

As a result, operating income increased by 43.1% as compared to the previous corresponding period, to Yen 53.9 billion.

For other (income) expenses, while foreign exchange loss increased as compared to the previous corresponding period, interest expense decreased by 5.5% compared to the previous corresponding period due to the interest-bearing debt reduction. As a result, income before income taxes increased by 34.1% as compared to the previous corresponding period, to Yen 41.3 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by 41.1% as compared to the previous corresponding period, to Yen 20.3 billion.

*Conditions by Product Line

Conditions by Product Line for the 9 months ended December 31, 2010 are as follows;

Imaging & Solutions (Sales down 3.2% to Yen 1,264.4 billion)
-------------------------------------------------------------

   Imaging Solutions (Sales down 5.4% to Yen 1,052.8 billion)
   -----------------------------------------------------------

   Sales in this category decreased by 5.4% as compared to the previous corresponding period, to Yen 1,052.8 billion. The sales would have increased by 1.2% excluding the effects of foreign currency fluctuations.

   As for sales of PPCs, MFPs and printers, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period. Sales of production printing products increased due to the sales of new color product released in the second half of the previous year.

   Network System Solutions (Sales up 9.7% to Yen 211.5 billion)
   --------------------------------------------------------------

   Sales in this category increased by 9.7% as compared to the previous corresponding period, to Yen 211.5 billion due mainly to expanding MDS (Managed Document Services) and IT service around the world.

As a result, sales in the Imaging & Solutions segment decreased by 3.2% as compared to the previous corresponding period, to Yen 1,264.4 billion. Operating income increased by 16.3% as compared to the previous corresponding period, to Yen 108.1 billion due mainly to the increased sales of value-added high-margin products in addition to ongoing cost reduction.

Industrial Products (Sales up 7.6% to Yen 82.1 billion)
--------------------------------------------------------

Sales in the Industrial Products segment increased by 7.6% as compared to the previous corresponding period, to Yen 82.1 billion. Sales of semiconductor devices, optical equipment and electronic components increased as compared to the previous corresponding period. As a result, operating income in the Industrial Products segment amounted to Yen 0.7 billion (operating loss Yen 1.0 billion for the previous corresponding period).

Other (Sales up 0.2% to Yen 92.5 billion)
------------------------------------------

Net sales in the Other segment increased by 0.2% as compared to the previous corresponding period, to Yen 92.5 billion. Sales of digital cameras and so on increased mainly in Japan. As a result, operating loss in the Other segment amounted to Yen 1.5 billion (operating loss Yen 1.9 billion for the previous corresponding period).

2.  FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits decreased from the end of the previous fiscal year due to the interest-bearing debt reduction. The yen equivalent of foreign-currency-denominated assets decreased because the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 192.9 billion, to Yen 2,191.0 billion.

For Liabilities, interest-bearing debt decreased. Ricoh promoted the interest-bearing debt reduction mainly in foreign countries. Also, Ricoh redeemed bonds. As a result, total liabilities decreased by Yen 129.2 billion from the end of the previous fiscal year, to Yen 1,230.7 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due mainly to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 63.6 billion from the end of the previous fiscal year, to Yen 960.2 billion.

*Cash Flows (9 months from April 1, 2010 to December 31, 2010)

Net cash provided by operating activities in this period decreased by Yen 34.5 billion as compared to the previous corresponding period, to Yen 74.3 billion due mainly to the increase in inventories.

Net cash used in investing activities in this period decreased by Yen 2.5 billion as compared to the previous corresponding period, to Yen 64.1 billion.

As a result, free cash inflows generated by operating and investing activities decreased by Yen 32.0 billion as compared to the previous corresponding period, to Yen 10.1 billion.

Net cash used in financing activities amounted to Yen 92.6 billion due primarily to repayment of the interest-bearing debt and payment for dividends.

As a result, cash and cash equivalents as of December 31, 2010 decreased by Yen 94.3 billion as compared to the end of the previous fiscal year, to Yen 147.8 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

Ricoh has not revised its forecast of business results for the full fiscal year ending March 31, 2011 from announced in October 2010. This forecast reflects the business result for the nine months ended December 31, 2010 and competition in the market as well as exchange rate fluctuations.

Ricoh assumes exchange rates of Yen 80.00 against the U.S. dollar and of Yen
110.00 against the Euro during the fourth quarter.

Our performance forecast for the full fiscal year ending March 31, 2011 is as follows:
Exchange Rate Assumptions for the full fiscal year ending March 31, 2011
US$ 1 = Yen 85.18 (Yen 92.91 in previous fiscal year)
EURO 1 = Yen 112.65 (Yen 131.21 in previous fiscal year)

                                                                  (Billions of yen)
------------------------------------------------------------------------------------
                                                 Year ending     Year ended
                                                March 31, 2011 March 31, 2010
                                                  (Forecast)     (Results)    Change
------------------------------------------------------------------------------------
   Domestic sales                                    920.0          876.5       5.0%
   Overseas sales                                  1,100.0        1,139.7      -3.5%
Net sales                                          2,020.0        2,016.3       0.2%
Gross profit                                         825.0          822.3       0.3%
Operating income                                      85.0           65.9      28.8%
Income before income taxes                            75.0           57.5      30.4%
Net income attributable to Ricoh Company, Ltd.        35.0           27.8      25.6%
------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.  OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

Ricoh adopted the FASB Accounting Standards Codification ("ASC") 860 "Transfers and Servicing" updated by the FASB issued Accounting Standard Update ("ASU") No. 2009-16, "Accounting for Transfers of Financial Assets" in this fiscal year. This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured.

Ricoh also adopted FASB ASC 810 "Consolidation" updated by the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in this fiscal year. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

Ricoh recognized Yen 24,282 million as leasing receivables and Yen
20,228 million as current portion of long-term indebtedness and long-term indebtedness on Consolidated Balance Sheets to conform with these FASB ASC. The adoption of these FASB ASC did not have a material impact on cumulative effect on retained earnings.

5.  CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                     December 31, 2010 March 31, 2010       Change
-------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                    149,560       243,888           -94,328
   Trade receivables                                         632,184       667,614           -35,430
   Inventories                                               183,271       169,251            14,020
   Other current assets                                       61,207        63,859            -2,652
Total Current Assets                                       1,026,222     1,144,612          -118,390
Fixed Assets
   Tangible fixed assets                                     255,692       263,021            -7,329
   Finance receivables                                       445,294       445,896              -602
   Other investments                                         463,798       530,414           -66,616
Total Fixed Assets                                         1,164,784     1,239,331           -74,547
-------------------------------------------------------------------------------------------------------
Total Assets                                               2,191,006     2,383,943          -192,937
-------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                 147,816       242,165
   Time deposits                                               1,744         1,723

Liabilities and Equity                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                              December 31, 2010  March 31, 2010        Change
------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                       244,041       273,397          -29,356
   Short-term borrowings                                                124,514       169,727          -45,213
   Other current liabilities                                            183,627       217,280          -33,653
Total Current Liabilities                                               552,182       660,404         -108,222
Fixed Liabilities
   Long-term indebtedness                                               503,343       514,718          -11,375
   Accrued pension and severance costs                                  138,896       140,460           -1,564
   Other fixed liabilities                                               36,378        44,487           -8,109
Total Fixed Liabilities                                                 678,617       699,665          -21,048
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     1,230,799     1,360,069         -129,270
------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                         135,364       135,364               --
   Additional paid-in capital                                           186,083       186,083               --
   Retained earnings                                                    816,688       820,701           -4,013
   Accumulated other comprehensive loss                                -193,719      -132,051          -61,668
   Treasury stock                                                       -36,824       -36,756              -68
Total Ricoh Company, Ltd. shareholders' equity                          907,592       973,341          -65,749
Noncontrolling interests                                                 52,615        50,533            2,082
------------------------------------------------------------------------------------------------------------------
Total Equity                                                            960,207     1,023,874          -63,667
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                          2,191,006     2,383,943         -192,937
------------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;
   Net unrealized holding gains (losses) on
     available-for-sale securities                                        1,101         2,372           -1,271
   Pension liability adjustments                                        -45,795       -47,335            1,540
   Net unrealized gains (losses) on derivative
     instruments                                                         -1,242        -1,157              -85
   Cumulative translation adjustments                                  -147,783       -85,931          -61,852

       Reference: Exchange rate                                December 31, 2010  March 31, 2010
                  US$ 1                                               Yen 81.49     Yen 93.04
                  EURO 1                                             Yen 107.90    Yen 124.92

(2)  CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2009 and 2010

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                  Third Quarter ended Third Quarter ended
                                                                   December 31, 2010   December 31, 2009  Change      %
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                              1,439,051           1,474,731      -35,680      -2.4
Cost of sales                                                            839,572             866,325      -26,753      -3.1
       Percentage of net sales (%)                                          58.3                58.7
Gross Profit                                                             599,479             608,406       -8,927      -1.5
       Percentage of net sales (%)                                          41.7                41.3
Selling, general and administrative expenses                             545,490             570,674      -25,184      -4.4
       Percentage of net sales (%)                                          37.9                38.7
Operating income                                                          53,989              37,732       16,257      43.1
       Percentage of net sales (%)                                           3.8                 2.6
Other (income) expenses
   Interest and dividend income                                            2,154               2,216          -62      -2.8
       Percentage of net sales (%)                                           0.1                 0.2
   Interest expense                                                        5,816               6,156         -340      -5.5
       Percentage of net sales (%)                                           0.4                 0.4
   Other, net                                                              8,983               2,969        6,014     202.6
       Percentage of net sales (%)                                           0.6                 0.3
Income before income taxes, equity income and minority interests          41,344              30,823       10,521      34.1
       Percentage of net sales (%)                                           2.9                 2.1
Provision for income taxes                                                18,150              14,938        3,212      21.5
       Percentage of net sales (%)                                           1.3                 1.0
Equity in earnings of affiliates                                             -15                   6          -21        --
       Percentage of net sales (%)                                           0.0                 0.0
Consolidated net income                                                   23,179              15,891        7,288      45.9
       Percentage of net sales (%)                                           1.6                 1.1
Net income attributable to noncontrolling interests                        2,839               1,475        1,364      92.5
       Percentage of net sales (%)                                           0.2                 0.1
Net income attributable to Ricoh Company, Ltd.                            20,340              14,416        5,924      41.1
       Percentage of net sales (%)                                           1.4                 1.0
---------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                               Yen 86.90           Yen 93.62
                   EURO 1                                             Yen 113.53          Yen 133.03

Three months ended December 31, 2009 and 2010

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                  December 31, 2010  December 31, 2009  Change      %
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                468,195            485,940     -17,745      -3.7
Cost of sales                                                            271,634            275,736      -4,102      -1.5
       Percentage of net sales (%)                                          58.0               56.7
Gross Profit                                                             196,561            210,204     -13,643      -6.5
       Percentage of net sales (%)                                          42.0               43.3
Selling, general and administrative expenses                             180,584            186,467      -5,883      -3.2
       Percentage of net sales (%)                                          38.6               38.4
Operating income                                                          15,977             23,737      -7,760     -32.7
       Percentage of net sales (%)                                           3.4                4.9
Other (income) expenses
   Interest and dividend income                                              779                474         305      64.3
       Percentage of net sales (%)                                           0.2                0.1
   Interest expense                                                        1,905              2,085        -180      -8.6
       Percentage of net sales (%)                                           0.4                0.4
   Other, net                                                              1,572             -1,931       3,503        --
       Percentage of net sales (%)                                           0.4               -0.4
Income before income taxes, equity income and minority interests          13,279             24,057     -10,778     -44.8
       Percentage of net sales (%)                                           2.8                5.0
Provision for income taxes                                                 4,556             11,064      -6,508     -58.8
       Percentage of net sales (%)                                           1.0                2.3
Equity in earnings of affiliates                                              -8                 -6          -2        --
       Percentage of net sales (%)                                           0.0                0.0
Consolidated net income                                                    8,715             12,987      -4,272     -32.9
       Percentage of net sales (%)                                           1.9                2.7
Net income attributable to noncontrolling interests                          887                379         508     134.0
       Percentage of net sales (%)                                           0.2                0.1
Net income attributable to Ricoh Company, Ltd.                             7,828             12,608      -4,780     -37.9
       Percentage of net sales (%)                                           1.7                2.6
-------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                               Yen 82.66          Yen 89.75
                   EURO 1                                             Yen 112.30         Yen 132.60

CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2009 and 2010                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                        Third Quarter ended Third Quarter ended
                                                                         December 31, 2010   December 31, 2009  Change    %
------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                            1,052,884           1,113,261      -60,377   -5.4
       Percentage of net sales (%)                                                73.2                75.5
Network System Solutions                                                       211,523             192,829       18,694    9.7
       Percentage of net sales (%)                                                14.7                13.1
Imaging & Solutions Total                                                    1,264,407           1,306,090      -41,683   -3.2
       Percentage of net sales (%)                                                87.9                88.6
------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             82,136              76,357        5,779    7.6
       Percentage of net sales (%)                                                 5.7                 5.2
------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           92,508              92,284          224    0.2
       Percentage of net sales (%)                                                 6.4                 6.2
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                  1,439,051           1,474,731      -35,680   -2.4
       Percentage of net sales (%)                                               100.0               100.0
------------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 86.90           Yen 93.62
                   EURO 1                                                   Yen 113.53          Yen 133.03


Three months ended December 31, 2009 and 2010                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended Three months ended
                                                                        December 31, 2010  December 31, 2009  Change    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                              346,188            368,192     -22,004   -6.0
       Percentage of net sales (%)                                                73.9               75.8
Network System Solutions                                                        67,236             62,769       4,467    7.1
       Percentage of net sales (%)                                                14.4               12.9
Imaging & Solutions Total                                                      413,424            430,961     -17,537   -4.1
       Percentage of net sales (%)                                                88.3               88.7
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             26,393             25,156       1,237    4.9
       Percentage of net sales (%)                                                 5.6                5.2
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           28,378             29,823      -1,445   -4.8
       Percentage of net sales (%)                                                 6.1                6.1
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                    468,195            485,940     -17,745   -3.7
       Percentage of net sales (%)                                               100.0              100.0
----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 82.66          Yen 89.75
                   EURO 1                                                   Yen 112.30         Yen 132.60

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Third Quarter ended December 31, 2009 and 2010                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                         Third Quarter ended Third Quarter ended
                                          December 31, 2010   December 31, 2009  Change          %
----------------------------------------------------------------------------------------------------------
[Domestic]                                      649,422             626,527       22,895         3.7
       Percentage of net sales (%)                 45.1                42.5
[Overseas]                                      789,629             848,204      -58,575        -6.9
       Percentage of net sales (%)                 54.9                57.5
        The Americas                            389,424             416,397      -26,973        -6.5
          Percentage of net sales (%)              27.1                28.2
        Europe                                  303,531             341,467      -37,936       -11.1
          Percentage of net sales (%)              21.1                23.2
        Other                                    96,674              90,340        6,334         7.0
          Percentage of net sales (%)               6.7                 6.1
Grand Total                                   1,439,051           1,474,731      -35,680        -2.4
       Percentage of net sales (%)                100.0               100.0
----------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 86.90           Yen 93.62
                   EURO 1                    Yen 113.53          Yen 133.03

Three months ended December 31, 2009 and 2010                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                         December 31, 2010  December 31, 2009  Change          %
--------------------------------------------------------------------------------------------------------
[Domestic]                                      210,357            204,838       5,519         2.7
       Percentage of net sales (%)                 44.9               42.2
[Overseas]                                      257,838            281,102     -23,264        -8.3
       Percentage of net sales (%)                 55.1               57.8
        The Americas                            124,567            135,239     -10,672        -7.9
          Percentage of net sales (%)              26.6               27.8
        Europe                                  102,480            115,321     -12,841       -11.1
          Percentage of net sales (%)              21.9               23.7
        Other                                    30,791             30,542         249         0.8
          Percentage of net sales (%)               6.6                6.3
Grand Total                                     468,195            485,940     -17,745        -3.7
       Percentage of net sales (%)                100.0              100.0
--------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 82.66          Yen 89.75
                   EURO 1                    Yen 112.30         Yen 132.60

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                         Third Quarter ended   Third Quarter ended
                                                                          December 31, 2010     December 31, 2009
------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                      23,179               15,891
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
       Depreciation and amortization                                            69,518               73,402
       Equity in earnings of affiliates, net of dividends
         received                                                                   15                   -6
       Deferred income taxes                                                     2,934               -6,726
       Loss on disposals and sales of tangible fixed assets                        813                  606
       Pension and severance costs, less payments                                  889                2,890
     Changes in assets and liabilities--
          Decrease in trade receivables                                          9,820               27,035
          (Increase) Decrease in inventories                                   -29,139                7,403
          Decrease in finance receivables                                       11,903               16,684
          Decrease in trade payables                                           -20,183              -31,160
          Decrease in accrued income taxes and accrued expenses
            and other                                                           -6,111              -15,453
     Other, net                                                                 10,718               18,377
------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                    74,356              108,943
------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                        732                  909
       Expenditures for property, plant and equipment, including
         interest capitalized                                                  -48,674              -48,338
       Expenditures for intangible fixed asset including
         interest capitalized                                                  -12,153              -10,063
       Payments for purchases of available-for-sale securities                    -230                 -695
       Proceeds from sales of available-for-sale securities                         17                  938
       (Increase) Decrease in time deposits                                       -192                  665
       Purchase of business, net of cash acquired                                 -477               -4,760
       Other, net                                                               -3,187               -5,358
------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                       -64,164              -66,702
------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                     43,691               35,055
       Repayment of long-term indebtedness                                     -75,039              -60,825
       Decrease in short-term borrowings, net                                  -28,110              -57,767
       Proceeds from issuance of long-term debt securities                      79,741               35,000
       Repayment of long-term debt securities                                  -88,307              -10,000
       Dividends paid                                                          -23,943              -22,858
       Payment for purchase of treasury stock                                     -138                 -127
       Other, net                                                                 -551                 -393
------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                       -92,656              -81,915
------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents               -11,885               -1,685
------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                   -94,349              -41,359
------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                             242,165              258,484
------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                147,816              217,125
------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Third Quarter ended December 31, 2009 and 2010

                                                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                             Third Quarter ended Third Quarter ended
                                                              December 31, 2010   December 31, 2009  Change      %
----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                      1,264,407           1,306,090      -41,683    -3.2
      Intersegment                                                       --                  --           --      --
      Total                                                       1,264,407           1,306,090      -41,683    -3.2
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              1,156,303           1,213,105      -56,802    -4.7
----------------------------------------------------------------------------------------------------------------------
  Operating income                                                  108,104              92,985       15,119    16.3
      Operating income on sales in Imaging & Solutions (%)              8.5                 7.1
----------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                         82,136              76,357        5,779     7.6
      Intersegment                                                    4,147               3,153          994    31.5
      Total                                                          86,283              79,510        6,773     8.5
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 85,508              80,544        4,964     6.2
----------------------------------------------------------------------------------------------------------------------
  Operating income                                                      775              -1,034        1,809      --
      Operating income on sales in Industrial Products (%)              0.9                -1.3
----------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                         92,508              92,284          224     0.2
      Intersegment                                                       --                  --           --      --
      Total                                                          92,508              92,284          224     0.2
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                 94,041              94,270         -229    -0.2
----------------------------------------------------------------------------------------------------------------------
  Operating income                                                   -1,533              -1,986          453      --
      Operating income on sales in Other (%)                           -1.7                -2.2
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                   -4,147              -3,153         -994      --
      Total                                                          -4,147              -3,153         -994      --
----------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                   -4,154              -3,135       -1,019      --
      Corporate                                                      53,364              52,215        1,149      --
      Total                                                          49,210              49,080          130      --
----------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -53,357             -52,233       -1,124      --
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                      1,439,051           1,474,731      -35,680    -2.4
      Intersegment                                                       --                  --           --      --
      Total                                                       1,439,051           1,474,731      -35,680    -2.4
----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              1,385,062           1,436,999      -51,937    -3.6
----------------------------------------------------------------------------------------------------------------------
  Operating income                                                   53,989              37,732       16,257    43.1
      Operating income on consolidated net sales (%)                    3.8                 2.6
----------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2009 and 2010

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                             Three months ended Three months ended
                                                             December 31, 2010  December 31, 2009  Change      %
--------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                      413,424            430,961       -17,537    -4.1
      Intersegment                                                     --                 --            --      --
      Total                                                       413,424            430,961       -17,537    -4.1
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              378,321            389,529       -11,208    -2.9
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                 35,103             41,432        -6,329   -15.3
      Operating income on sales in Imaging & Solutions (%)            8.5                9.6
--------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                       26,393             25,156         1,237     4.9
      Intersegment                                                  1,556              1,112           444    39.9
      Total                                                        27,949             26,268         1,681     6.4
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               28,220             26,535         1,685     6.4
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                   -271               -267            -4      --
      Operating income on sales in Industrial Products (%)           -1.0               -1.0
--------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                       28,378             29,823        -1,445    -4.8
      Intersegment                                                     --                 --            --      --
      Total                                                        28,378             29,823        -1,445    -4.8
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               29,447             30,712        -1,265    -4.1
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                 -1,069               -889          -180      --
      Operating income on sales in Other (%)                         -3.8               -3.0
--------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                 -1,556             -1,112          -444      --
      Total                                                        -1,556             -1,112          -444      --
--------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                 -1,556             -1,105          -451      --
      Corporate                                                    17,786             16,532         1,254      --
      Total                                                        16,230             15,427           803      --
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                -17,786            -16,539        -1,247      --
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                      468,195            485,940       -17,745    -3.7
      Intersegment                                                     --                 --            --      --
      Total                                                       468,195            485,940       -17,745    -3.7
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              452,218            462,203        -9,985    -2.2
--------------------------------------------------------------------------------------------------------------------
  Operating income                                                 15,977             23,737        -7,760   -32.7
      Operating income on consolidated net sales (%)                  3.4                4.9
--------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Third Quarter ended December 31, 2009 and 2010

                                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                            Third Quarter ended Third Quarter ended
                                                             December 31, 2010   December 31, 2009  Change      %
---------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                          660,643             639,289       21,354     3.3
       Intersegment                                                311,561             288,956       22,605     7.8
       Total                                                       972,204             928,245       43,959     4.7
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              943,523             907,251       36,272     4.0
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 28,681              20,994        7,687    36.6
       Operating income on sales in Japan (%)                          3.0                 2.3
---------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                          389,203             415,474      -26,271    -6.3
       Intersegment                                                  2,462               2,710         -248    -9.2
       Total                                                       391,665             418,184      -26,519    -6.3
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              395,343             429,945      -34,602    -8.0
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 -3,678             -11,761        8,083      --
       Operating income on sales in the Americas (%)                  -0.9                -2.8
---------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                          304,670             342,376      -37,706   -11.0
       Intersegment                                                  1,775               1,706           69     4.0
       Total                                                       306,445             344,082      -37,637   -10.9
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              286,754             324,279      -37,525   -11.6
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 19,691              19,803         -112    -0.6
       Operating income on sales in Europe (%)                         6.4                 5.8
---------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                           84,535              77,592        6,943     8.9
       Intersegment                                                122,876             103,913       18,963    18.2
       Total                                                       207,411             181,505       25,906    14.3
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              197,198             171,502       25,696    15.0
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 10,213              10,003          210     2.1
       Operating income on sales in Other (%)                          4.9                 5.5
---------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                               -438,674            -397,285      -41,389      --
       Total                                                      -438,674            -397,285      -41,389      --
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             -437,756            -395,978      -41,778      --
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                   -918              -1,307          389      --
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                        1,439,051           1,474,731      -35,680    -2.4
       Intersegment                                                     --                  --           --      --
       Total                                                     1,439,051           1,474,731      -35,680    -2.4
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            1,385,062           1,436,999      -51,937    -3.6
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 53,989              37,732       16,257    43.1
       Operating income on consolidated net sales (%)                  3.8                 2.6
---------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2009 and 2010

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                            Three months ended Three months ended
                                                            December 31, 2010  December 31, 2009  Change    %
---------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                         213,026            208,970        4,056   1.9
       Intersegment                                                99,521            109,347       -9,826  -9.0
       Total                                                      312,547            318,317       -5,770  -1.8
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                             308,920            305,295        3,625   1.2
---------------------------------------------------------------------------------------------------------------
   Operating income                                                 3,627             13,022       -9,395 -72.1
       Operating income on sales in Japan (%)                         1.2                4.1
---------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                         124,502            135,064      -10,562  -7.8
       Intersegment                                                   857                966         -109 -11.3
       Total                                                      125,359            136,030      -10,671  -7.8
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                             126,957            139,411      -12,454  -8.9
---------------------------------------------------------------------------------------------------------------
   Operating income                                                -1,598             -3,381        1,783    --
       Operating income on sales in the Americas (%)                 -1.3               -2.5
---------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                         102,930            115,117      -12,187 -10.6
       Intersegment                                                   641                578           63  10.9
       Total                                                      103,571            115,695      -12,124 -10.5
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                              96,410            107,581      -11,171 -10.4
---------------------------------------------------------------------------------------------------------------
   Operating income                                                 7,161              8,114         -953 -11.7
       Operating income on sales in Europe (%)                        6.9                7.0
---------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                          27,737             26,789          948   3.5
       Intersegment                                                37,541             35,721        1,820   5.1
       Total                                                       65,278             62,510        2,768   4.4
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                              63,317             58,443        4,874   8.3
---------------------------------------------------------------------------------------------------------------
   Operating income                                                 1,961              4,067       -2,106 -51.8
       Operating income on sales in Other (%)                         3.0                6.5
---------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                              -138,560           -146,612        8,052    --
       Total                                                     -138,560           -146,612        8,052    --
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                            -143,386           -148,527        5,141    --
---------------------------------------------------------------------------------------------------------------
   Operating income                                                 4,826              1,915        2,911    --
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                         468,195            485,940      -17,745  -3.7
       Intersegment                                                    --                 --           --    --
       Total                                                      468,195            485,940      -17,745  -3.7
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                             452,218            462,203       -9,985  -2.2
---------------------------------------------------------------------------------------------------------------
   Operating income                                                15,977             23,737       -7,760 -32.7
       Operating income on consolidated net sales (%)                 3.4                4.9
---------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2009 and 2010                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                       Third Quarter Third Quarter
                                                           ended         ended
                                                       December 31,  December 31,                Change excluding
                                                           2010          2009      Change    %   exchange impact    %
-----------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                     1,052,884     1,113,261   -60,377  -5.4      13,763        1.2
       Percentage of net sales (%)                            73.2          75.5
          Domestic                                         381,825       381,593       232   0.1         232        0.1
          Overseas                                         671,059       731,668   -60,609  -8.3      13,531        1.8
   Network System Solutions                                211,523       192,829    18,694   9.7      26,739       13.9
       Percentage of net sales (%)                            14.7          13.1
          Domestic                                         127,051       115,660    11,391   9.8      11,391        9.8
          Overseas                                          84,472        77,169     7,303   9.5      15,348       19.9
Imaging & Solutions Total                                1,264,407     1,306,090   -41,683  -3.2      40,502        3.1
       Percentage of net sales (%)                            87.9          88.6
   Domestic                                                508,876       497,253    11,623   2.3      11,623        2.3
   Overseas                                                755,531       808,837   -53,306  -6.6      28,879        3.6
          The Americas                                     380,310       405,807   -25,497  -6.3       4,314        1.1
          Europe                                           292,709       328,687   -35,978 -10.9      13,177        4.0
          Other                                             82,512        74,343     8,169  11.0      11,388       15.3
-----------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         82,136        76,357     5,779   7.6       8,414       11.0
       Percentage of net sales (%)                             5.7           5.2
   Domestic                                                 50,926        41,592     9,334  22.4       9,334       22.4
   Overseas                                                 31,210        34,765    -3,555 -10.2        -920       -2.6
          The Americas                                       8,807        10,052    -1,245 -12.4        -574       -5.7
          Europe                                            10,050        11,402    -1,352 -11.9         146        1.3
          Other                                             12,353        13,311      -958  -7.2        -492       -3.7
-----------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       92,508        92,284       224   0.2         456        0.5
       Percentage of net sales (%)                             6.4           6.2
   Domestic                                                 89,620        87,682     1,938   2.2       1,938        2.2
   Overseas                                                  2,888         4,602    -1,714 -37.2      -1,482      -32.2
          The Americas                                         307           538      -231 -42.9        -228      -42.4
          Europe                                               772         1,378      -606 -44.0        -483      -35.1
          Other                                              1,809         2,686      -877 -32.7        -771      -28.7
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                              1,439,051     1,474,731   -35,680  -2.4      49,372        3.3
       Percentage of net sales (%)                           100.0         100.0
   Domestic                                                649,422       626,527    22,895   3.7      22,895        3.7
       Percentage of net sales (%)                            45.1          42.5
   Overseas                                                789,629       848,204   -58,575  -6.9      26,477        3.1
       Percentage of net sales (%)                            54.9          57.5
          The Americas                                     389,424       416,397   -26,973  -6.5       3,512        0.8
              Percentage of net sales (%)                     27.1          28.2
          Europe                                           303,531       341,467   -37,936 -11.1      12,840        3.8
              Percentage of net sales (%)                     21.1          23.2
          Other                                             96,674        90,340     6,334   7.0      10,125       11.2
              Percentage of net sales (%)                      6.7           6.1
-----------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                        Yen 86.90     Yen 93.62       Yen -6.72
                            EURO 1                      Yen 113.53    Yen 133.03      Yen -19.50

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

                                      A1

Three months ended December 31, 2009 and 2010                                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                       Three months Three months
                                                          ended        ended
                                                       December 31, December 31,                  Change excluding
                                                           2010         2009       Change     %   exchange impact    %
------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                       346,188      368,192     -22,004  -6.0       4,617        1.3
       Percentage of net sales (%)                            73.9         75.8
          Domestic                                         127,122      125,664       1,458   1.2       1,458        1.2
          Overseas                                         219,066      242,528     -23,462  -9.7       3,159        1.3
   Network System Solutions                                 67,236       62,769       4,467   7.1       7,407       11.8
       Percentage of net sales (%)                            14.4         12.9
          Domestic                                          39,261       36,844       2,417   6.6       2,417        6.6
          Overseas                                          27,975       25,925       2,050   7.9       4,990       19.2
Imaging & Solutions Total                                  413,424      430,961     -17,537  -4.1      12,024        2.8
       Percentage of net sales (%)                            88.3         88.7
   Domestic                                                166,383      162,508       3,875   2.4       3,875        2.4
   Overseas                                                247,041      268,453     -21,412  -8.0       8,149        3.0
          The Americas                                     121,650      132,137     -10,487  -7.9         118        0.1
          Europe                                            98,828      111,198     -12,370 -11.1       5,259        4.7
          Other                                             26,563       25,118       1,445   5.8       2,772       11.0
------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         26,393       25,156       1,237   4.9       2,160        8.6
       Percentage of net sales (%)                             5.6          5.2
   Domestic                                                 16,307       14,107       2,200  15.6       2,200       15.6
   Overseas                                                 10,086       11,049        -963  -8.7         -40       -0.4
          The Americas                                       2,845        2,960        -115  -3.9         125        4.2
          Europe                                             3,380        3,665        -285  -7.8         251        6.8
          Other                                              3,861        4,424        -563 -12.7        -416       -9.4
------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       28,378       29,823      -1,445  -4.8      -1,373       -4.6
       Percentage of net sales (%)                             6.1          6.1
   Domestic                                                 27,667       28,223        -556  -2.0        -556       -2.0
   Overseas                                                    711        1,600        -889 -55.6        -817      -51.1
          The Americas                                          72          142         -70 -49.3         -68      -47.9
          Europe                                               272          458        -186 -40.6        -142      -31.0
          Other                                                367        1,000        -633 -63.3        -607      -60.7
------------------------------------------------------------------------------------------------------------------------
Grand Total                                                468,195      485,940     -17,745  -3.7      12,811        2.6
       Percentage of net sales (%)                           100.0        100.0
   Domestic                                                210,357      204,838       5,519   2.7       5,519        2.7
       Percentage of net sales (%)                            44.9         42.2
   Overseas                                                257,838      281,102     -23,264  -8.3       7,292        2.6
       Percentage of net sales (%)                            55.1         57.8
          The Americas                                     124,567      135,239     -10,672  -7.9         175        0.1
              Percentage of net sales (%)                     26.6         27.8
          Europe                                           102,480      115,321     -12,841 -11.1       5,368        4.7
              Percentage of net sales (%)                     21.9         23.7
          Other                                             30,791       30,542         249   0.8       1,749        5.7
              Percentage of net sales (%)                      6.6          6.3
------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                        Yen 82.66    Yen 89.75   Yen -7.09
                            EURO 1                      Yen 112.30   Yen 132.60  Yen -20.30

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

                                      A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                            (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                Third Quarter ended        Fourth Quarter ending         Year ending
                                                 December 31, 2010  Change    March 31, 2011     Change March 31, 2011 Change
                                                      Results         %          Forecast          %       Forecast      %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                             1,439.0        -2.4          580.9           7.3     2,020.0       0.2
Gross profit                                            599.4        -1.5          225.5           5.4       825.0       0.3
Operating income                                         53.9        43.1           31.0           9.7        85.0      28.8
Income before income taxes                               41.3        34.1           33.6          26.0        75.0      30.4
Net income attributable to Ricoh Company, Ltd.           20.3        41.1           14.6           8.9        35.0      25.6
-----------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                    28.03          --          20.20            --       48.24        --
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                  27.30          --          20.18            --       47.34        --
-----------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     48.6          --           23.4            --        72.0        --
Depreciation for tangible fixed assets                   50.1          --           16.9            --        67.0        --
R&D expenditures                                         81.3          --           30.6            --       112.0        --
-----------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                 86.90          --          80.00            --       85.18        --
Exchange rate (Yen/EURO)                               113.53          --         110.00            --      112.65        --
-----------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                          (Billions of yen)
------------------------------------------------------------------------------------------------------------
                                     Fourth Quarter ending March 31, 2011     Year ending March 31, 2011
------------------------------------------------------------------------------------------------------------
                                                Change             Change          Change             Change
                                     Forecast     %    Forecast(*)   %    Forecast   %    Forecast(*)   %
------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                  419.9       4.2     456.5     13.3  1,472.8   -2.9    1,583.5     4.4
       Domestic                       153.8       3.2     153.8      3.2    535.7    0.9      535.7     0.9
       Overseas                       266.1       4.8     302.7     19.3    937.1   -4.9    1,047.9     6.3
   Network System Solutions            96.3      18.5     100.6     23.8    307.8   12.3      320.2    16.8
       Domestic                        65.0      17.3      65.0     17.3    192.0   12.3      192.0    12.3
       Overseas                        31.3      21.1      35.6     37.7    115.8   12.4      128.1    24.4
Imaging & Solutions Total             516.2       6.6     557.1     15.1  1,780.6   -0.5    1,903.7     6.3
   Domestic                           218.8       7.0     218.8      7.0    727.7    3.7      727.7     3.7
   Overseas                           297.4       6.3     338.3     21.0  1,052.9   -3.3    1,176.0     8.0
       The Americas                   141.6       2.3     160.6     16.1    521.9   -4.1      570.7     4.9
       Europe                         119.9       6.1     136.9     21.2    412.6   -6.6      478.8     8.4
       Other                           35.9      27.0      40.8     44.1    118.4   15.4      126.5    23.3
------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                    28.3      11.8      29.9     17.9    110.5    8.6      114.6    12.7
   Domestic                            17.0      16.6      17.0     16.6     67.9   20.9       67.9    20.9
   Overseas                            11.4       5.3      12.9     19.7     42.6   -6.5       46.7     2.6
       The Americas                     3.2      15.6       3.7     31.1     12.1   -6.3       13.2     2.3
       Europe                           3.0     -22.7       3.5    -11.7     13.1  -14.6       15.0    -2.0
       Other                            5.1      25.3       5.8     42.1     17.4    0.4       18.6     7.0
------------------------------------------------------------------------------------------------------------
[Other]
Other                                  36.4      13.5      36.7     14.2    129.0    3.7      129.4     4.0
   Domestic                            34.8      12.3      34.8     12.3    124.4    4.9      124.4     4.9
   Overseas                             1.6      44.4       1.8     64.0      4.5  -21.2        5.0   -13.3
       The Americas                     0.1      39.8       0.1     58.6      0.4  -31.9        0.4   -28.9
       Europe                           0.4      52.5       0.4     74.1      1.1  -29.9        1.3   -19.1
       Other                            1.1      42.5       1.3     61.6      3.0  -15.3        3.2    -7.8
------------------------------------------------------------------------------------------------------------
Grand Total                           580.9       7.3     623.6     15.1  2,020.0    0.2    2,147.7     6.5
   Domestic                           270.6       8.2     270.6      8.2    920.0    5.0      920.0     5.0
   Overseas                           310.4       6.5     353.1     21.1  1,100.0   -3.5    1,227.7     7.7
       The Americas                   144.9       2.6     164.4     16.4    534.4   -4.2      584.3     4.8
       Europe                         123.3       5.2     140.8     20.2    426.8   -6.9      495.1     8.0
       Other                           42.2      27.2      47.8     44.3    138.8   12.4      148.3    20.1
------------------------------------------------------------------------------------------------------------
* Excluding foreign exchange impact

                                      A3